Exhibit 99.2

Australian Securities & Investments Commission	Electronic Lodgement
Document No. 7E4805529
Lodgement date/time: 25-10-2012 13:51:21
Reference Id: 85388687

Form 484

Corporations Act 2001

Change to company details

Company details	Company name
SIMS METAL MANAGEMENT LIMITED
Australian Company Number (ACN)
114 838 630

Lodgement details	Who should ASIC contact if there is a query about this form?

Name
Francis Martin MORATTI

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this form is true and complete

Name

Francis Martin MORATTI

Capacity

Secretary

Signature

Date signed

25-10-2012

ASIC Form 484 Ref 8538868725/10/2012	Page 1 of 2

Form 484 - Change to company details

SIMS METAL MANAGEMENT LIMITEDACN114 838 630

C1 Cancellation of shares

Reason for cancellation	Shares cancellation details

Reason for cancellation
ss.257H(3) Share buyback - Minimum holding buy-back only

The cancelled shares are listed below:
		Number of shares	Amount paid (cash
	Share class code	cancelled	or otherwise)
	ORD	51980	51980

	Earliest Date of cancellation	15-10-2012

C3 Change to share structure

The updated details for this changed share class are shown in the table below.

Share class code	Full title if not standard	Total number of shares	Total amount paid on these shares	Total amount unpaid on these shares
ORD	ORDINARY	204261437	204261437.00	0.00

Earliest date of change	15-10-2012

ASIC Form 484 Ref 8538868725/10/2012	Page 2 of 2